UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of          :
                                 :
    ENTERGY ARKANSAS, INC.       :      CERTIFICATE PURSUANT
                                 :
       File No. 70-7571          :               TO
                                 :
Public Utility Holding Company   :             RULE 24
          Act of 1935
                                 :


      This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Arkansas, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 20, 1988 (Release No. 35-24787), July 7, 1989 (Release No. 35-24917) and January 24, 1996 (Release No. 35-26461).

     On March 17, 1999, the Company executed a Consent consenting to the issuance by River Fuel Trust #1 (the "Trust") of $25,000,000 in aggregate principal amount of Intermediate Term Secured Notes, 6.52% Sercies D, dued March 15, 2002 (the "Series D Notes"). The Company also executed Supplemntal Instructions to United States Trust Company of New York, as Trustee (the "Trustee") pursuant to the Trust Agreement, dated as of December 22, 1988, among Morgan Guaranty Trust Company of New York, as trustor, the Trustee and the Company, as beneficiary, authorizing the Trustee to cause the Trust to enter into Secured Note Agreements with the Noteholders named therein for the sale of the Series D Notes.

     Attached hereto and incorporated by reference are:

          Exhibit B-1(e) - Consent pursuant to Fuel Lease.

          Exhibit B-2(e) - Supplemntal Instructions pursuat to
                           Trust Agreement.

          Exhibit B-4(e) - Secured Note Agreement in the form
                           entered into between the Trust and the Noteholders.

          Exhibit B-6(e) - Letter Agreement executed by  the
                           Company.

      Defined terms used herein and not otherwise defined shall have the meanings ascribed to them in the Application.

      IN WITNESS WHEREOF, Entergy Arkansas, Inc. has caused this certificate to be executed this 29th day of March 1999.


                                 ENTERGY ARKANSAS, INC.



                                 By:     /s/ Steven C. McNeal
                                           Steven C. McNeal
                                          Vice President and
                                              Treasurer